Exhibit 99.3

SCHEDULE "B"

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving CWC Energy Services Corp. ("Company"), as more particularly described and set forth in the management information circular of Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the "Plan of Arrangement") involving, among others, Company, the full text of which is set out as Schedule "A" to the Arrangement Agreement made as of September 7, 2023 between Precision Drilling Corporation ("Purchaser") and Company (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of Company in approving the Arrangement Agreement and the actions of the directors and officers of Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the applicable securityholders of Company (the "Securityholders") or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, to disregard the approval of the Securityholders and not proceed with the Arrangement, at any time prior to the issuance of the Certificate (as defined in the Plan of Arrangement).

5.	Any one director or officer of Company is hereby authorized and directed, for and on behalf of Company, to execute, under the corporate seal of Company or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Any one director or officer of Company is hereby authorized and directed, for and on behalf of Company, to execute, or cause to be executed, under the corporate seal of Company or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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